Mail Stop 4561

September 20, 2006

Mr. Heath B. Clarke
Chairman, Chief Executive Officer, and Director
Interchange Corporation
One Technology Drive
Building G
Irvine, CA   92618

> **Re: Interchange Corporation**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 000-50989**

Dear Mr. Clarke:

We have reviewed your response letter dated August 23, 2006 and have the following additional comments. Please be as detailed as necessary in your responses. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Goodwill, page F-9

1. In future filings please expand your disclosure to explain how you perform your impairment test for goodwill and indefinite lived intangible assets. Please include your proposed disclosure in your response.

2. We have read your response to comment 3; however, we continue to question the level at which you perform your goodwill impairment. Based on your disclosure on page F-23, you have two operating segments: United States and Europe. While paragraph 17 of SFAS 131 allows you to aggregate operating segments that have similar economic characteristics into one reportable segment for segment disclosure purposes, paragraph 30 of SFAS 142 requires that the goodwill impairment test be performed at the reporting unit level, which is at the operating segment level or one level below. Since you have two operating segments, your goodwill impairment test should be performed at the operating segment level. For further guidance, please see Topic D-101. We have the following additional comments regarding this issue:

    • In your response you provided an analysis of the aggregation criteria for your two operating segments; United States and Europe. Please further tell us the expected long-term operating margins for these two operating segments.

    • We re-issue our previous comment in part. It appears that you have assigned all of the goodwill from the Inspire Infrastructure 2i AB acquisition to your United States operating segment; however, Inspire powers directory search service in Europe and you disclose in your press release on February 9, 2005 that you believe that this business combination will allow you to expand your search and advertising platform to European markets. Since it appears that your European operating segment will benefit from the synergies of the business combination, please explain why no goodwill was assigned to the European operating segment. For reference, please see paragraph 34 of SFAS 142.

    • Please tell us if any goodwill impairment existed as of December 31, 2005 when the impairment analysis is performed at the appropriate level.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief